ENTERPRISE EXECUTIVE ADVANTAGE
Flexible Premium Adjustable Variable Life Insurance Policies
Issued by
New England Variable Life Separate Account of
New England Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277

disclosure notice
April 27, 2026
This Disclosure Notice provides certain updated information about your Enterprise Executive Advantage flexible premium adjustable variable life insurance policy (the “Policy”) issued by New England Life Insurance Company (“NELICO”, the “Company”, or “we” or “us”). The Policy is no longer available for purchase.
Updated financial statements for the Company and New England Variable Life Separate Account (the “Variable Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF5. The Policy prospectus, dated April 30, 2012, as supplemented, is available and contains more information about the Policy including its features, benefits, and risks. You can obtain this information at no cost by calling (888) 458-2654 or by sending an email request to rcg@brighthousefinancial.com.
The Policy is a complex investment and involves risks, including potential loss of principal. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Surrenders (partial or full) could result in surrender charges and taxes.
The Company’s obligations under the Policy are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Cash Value. A Policy’s Cash Value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in our general account as a result of the loan.
Eligible Funds.  The mutual fund portfolios in which you may invest through your allocations to the corresponding Sub-Accounts of the Variable Account.
Fixed Account. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.
Monitored Portfolios. Certain Eligible Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Monthly Deduction.  The amount deducted from the Policy’s Cash Value on the first day of each Policy month, consisting of a Policy fee, a cost of insurance charge, a mortality and expense risk charge and charges for any optional rider benefits.
Net Cash Value. The amount you receive if you surrender the Policy. It is equal to the Policy’s Cash Value reduced by any outstanding Policy loan and accrued interest on the loan.
Sub-Account.   A division of the Variable Account which corresponds to a mutual fund portfolio, or Eligible Fund, to which you may allocate premiums and Cash Value.
Updated Information You Should Consider About the Policy
The information in this section is a summary of certain Policy features that have changed since the Disclosure Notice dated April 28, 2025. This may not reflect all of the changes that have occurred since you purchased your Policy.
On November 6, 2025, Brighthouse Financial (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and NELICO will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as NELICO’s ultimate parent, NELICO will continue in its present role as the issuer of your contract. All of your rights and benefits under your contract and NELICO’s obligations under the contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Eligible Funds
Certain Eligible Funds were subject to a name change. The chart below identifies the former name and the new name of each of these Eligible Funds.
Eligible Fund Name Changes
Former Name	New Name
American Funds Insurance Series®	American Funds Insurance Series®
American Funds Global Small Capitalization Fund	American Funds SMALLCAP World Fund®*
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Growth ETF Portfolio	State Street Moderately Aggressive ETF Portfolio
SSGA Growth and Income ETF Portfolio	State Street Moderate ETF Portfolio
*The effective date of this name change is May 1, 2026.

Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
American Funds Growth Fund
American Funds Growth-Income Fund
American Funds SMALLCAP World Fund®
American Funds The Bond Fund of America
Baillie Gifford International Stock Portfolio
CBRE Global Real Estate Portfolio
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Loomis Sayles Small Cap Core Portfolio
Loomis Sayles Small Cap Growth Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
	FEES, EXPENSES, AND ADJUSTMENTS			Location in Prospectus
Charges for Early Withdrawals	Not applicable
Transaction Charges
We impose a sales charge and a premium tax charge on premiums paid into the Policy. We may impose a transfer charge on your transfer of
Cash Value between the Sub-Accounts and to or from the Fixed Account, but currently do not impose this charge.
Charges – Sales Charge; Premium Tax Charge; Transfer Charge Fee Tables
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including a cost of insurance charge, a Policy fee, a mortality and expense risk charge, a loan interest spread, a face amount increase charge, and charges for various riders offered along with the Policy. Certain of those ongoing charges vary in amount depending on the insured’s age, risk class, and (except for unisex Policies) sex. You should view the Policy specifications page of your Policy for the specific charges applicable to your Policy.

You also bear the expenses associated with the Eligible Funds under the
Policy, as shown in the following table:

Charges – Policy
Fee; Monthly
Charges for the
Cost of Insurance;
Mortality and
Expense Risk
Charge; Loan
Interest Spread;
Face Amount
Increase Charge;
Optional Benefit
Charges; Eligible
Fund Expenses

Fee Tables

Appendix A:
Eligible Funds
Available Under the
Policy (located in
this Disclosure
Notice)

	Annual Fee	Minimum	Maximum
	Investment options (Eligible Fund fees and expenses)*	0.27%	1.13%
*As a percentage of Eligible Fund assets before temporary expense reimbursements and/or fee waivers.
RISKS
Risk of Loss	You can lose money by investing in the Policy.			Summary of Benefits and Risks – Risks of the Policy
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur a loss due to poor investment performance or possible Federal income tax on gains distributed or deemed to be distributed from the Policy. Amounts withdrawn from the Policy may result in taxes and tax penalties.
Summary of Benefits and Risks – Risks of the Policy
Risks Associated with the Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Eligible Funds).
Each investment option, including the Fixed Account, will have its own unique risks, and you should review these investment options before making an investment decision.
The Company, The Variable Account and the Eligible Funds – The Eligible Funds; The Fixed Account

	RISKS	Location in Prospectus
Insurance Company Risks
An investment in the Policy is subject to the risks related to NELICO, including that any obligations (including obligations related to amounts invested in the Fixed Account), guarantees, or benefits are subject to
NELICO’s claims-paying ability. More information about NELICO, including its financial strength ratings, is available upon request by calling (888)
243-1968.
The Company, The Variable Account and the Eligible Funds – The Company
Contract Lapse
In general, in any month that your Policy’s Net Cash Value is not large enough to cover the Monthly Deduction (i.e., the amount we deduct on the first day of each Policy month for charges such as the Policy fee), your Policy will be in default, and may lapse. Your Policy’s Net Cash Value can be impacted by poor investment performance of the Eligible Funds you select. Your Policy may also lapse if Policy loans plus accrued interest reduces the Net Cash Value to zero. Additionally, insufficient premium payments, withdrawals, and Policy charges (including increases in those charges) could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, in most states you may reinstate it within seven years after the date of lapse.
Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. Death benefits will not be paid if the Policy has lapsed.
Lapse and Reinstatement
RESTRICTIONS
Investments
Availability of Portfolios. We reserve the right to remove or substitute an
Eligible Fund or limit its availability to subsequent premium payments and/or transfers of Cash Value.
Transfers. We may limit the number of transfers between the
Sub-Accounts and to and from the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer in excess of 12 per Policy year. We may also impose restrictions on frequent transfers. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.
The Company, The Variable Account and The Eligible Funds Charges – Transfer Charge
Optional Benefits
Various optional benefits may be available in the form of a rider to your
Policy. Not all of these riders may be available to you. In general, supplemental insurance benefits may be (i) available only to insureds within certain age ranges and/or who meet certain criteria (e.g., terminal illness) (ii) subject to minimum and/or maximum specified amounts, and
(iii) subject to certain termination conditions. We may stop offering an optional benefit at any time.
Additional Benefits by Rider
TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
Please note that there is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Tax Considerations

	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Distribution of the Policies
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
The Policies – Replacing Existing Insurance Distribution of the Policies

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Appendix A: Eligible Funds Available Under The Policy
The following is a list of Eligible Funds available under the Policy. More information about the Eligible Funds is available in the prospectuses for the Eligible Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF5. You can also request this information at no cost by calling our TeleService Center at (888) 458-2654 or by sending an email request to rcg@brighthousefinancial.com. The current expenses and performance information below reflects fees and expenses of the Eligible Fund, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Eligible Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.58%	20.24%	13.37%	17.97%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	18.06%	13.90%	13.92%
Seeks long-term growth of capital.	American Funds SMALLCAP World Fund® — Class 2[1]# Capital Research and Management CompanySM	0.90%	14.64%	0.49%	7.23%
Seeks as high a level of current income as is consistent with the preservation of capital.	American Funds The Bond Fund of America — Class 2# Capital Research and Management CompanySM	0.47%	7.26%	-0.14%	2.36%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.71%	17.41%	8.91%	10.97%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.54%	15.91%	12.30%	13.62%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	33.17%	6.72%	7.01%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	15.88%	7.56%	11.28%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.56%	22.72%	5.80%	7.83%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.65%	13.55%	-5.58%	14.29%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.13%	7.93%	1.40%	3.35%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.58%	9.21%	0.19%	2.55%
Seeks growth of capital and income.	State Street Moderate ETF Portfolio — Class A‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.50%	17.09%	7.46%	8.13%
Seeks growth of capital.	State Street Moderately Aggressive ETF Portfolio — Class A‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.53%	19.53%	9.28%	9.58%
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.70%	3.75%	4.08%	10.05%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	2.51%	9.90%	9.86%
Seeks long-term growth of capital.	Baillie Gifford International Stock Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Baillie Gifford Overseas Limited	0.74%	19.31%	0.96%	7.62%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.38%	7.95%	-0.17%	2.38%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class A#‡ Brighthouse Investment Advisers, LLC	0.68%	9.47%	2.32%	4.22%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.66%	11.75%	4.10%	5.95%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.66%	13.96%	5.80%	7.73%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.68%	15.91%	7.42%	9.49%
Seeks long-term capital growth.	Brighthouse/Artisan Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Artisan Partners Limited Partnership	0.78%	1.82%	7.04%	8.32%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.52%	12.67%	7.45%	9.41%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.69%	5.16%	3.79%	10.15%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks long-term capital growth from investments in common stocks or other equity securities.	Loomis Sayles Small Cap Core Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.90%	5.29%	7.44%	9.43%
Seeks long-term capital growth.	Loomis Sayles Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.89%	4.03%	2.54%	10.12%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	7.04%	-0.64%	1.75%
Seeks to track the performance of the Standard & Poor’s MidCap 400® Composite Stock Price Index.	MetLife Mid Cap Stock Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.30%	7.19%	8.81%	10.43%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.37%	31.02%	8.62%	8.04%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.30%	12.66%	5.99%	9.55%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	11.11%	6.42%	7.65%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	13.29%	10.11%	10.27%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	15.70%	9.64%	14.39%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	10.30%	5.75%	10.88%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	7.07%	0.59%	1.82%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.46%	19.02%	12.51%	11.60%
‡
This Eligible Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
#
These Eligible Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Eligible Funds' prospectuses for additional information regarding these arrangements.
1
Until May 1, 2026, the name of this Eligible Fund is American Funds Global Small Capitalization Fund.

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The prospectus, as supplemented, and statement of additional information (“SAI”) dated April 30, 2012 include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888) 458-2654 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/PUFT/BHF5.
Reports and other information about the Variable Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
The EDGAR contract identifier number for the Policy is C000011865.